FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Year Ended March 31, 2012 which was filed with the Tokyo Stock Exchange on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 10, 2012	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

Consolidated Financial Results

for the Year Ended March 31, 2012

(Prepared in Accordance with U.S. GAAP)

May 10, 2012

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en/index.html
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chairman of the Board, President
Contact:	Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Strategy (Phone: +81-3-5771-0222)
Date of General Shareholders Meeting:	June 28, 2012
Date of dividend payment:	June 7, 2012
Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Year Ended March 31, 2012

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Year ended March 31, 2012	265,758	40,950	40,026	23,012
% change from previous year	3.0%	97.0%	109.8%	77.9%
Year ended March 31, 2011	257,988	20,791	19,082	12,934
% change from previous year	(1.6)%	11.4%	11.4%	(2.9)%

Note:	Comprehensive income
	Year ended March 31, 2012:	¥22,840 million	a year-on-year increase of 116.2%
	Year ended March 31, 2011:	¥10,562 million	a year-on-year decrease of 19.0%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)	Return on stockholders’ equity attributable to KONAMI CORPORATION	Ratio of income before income taxes to total assets	Ratio of operating income to net revenues
Year ended March 31, 2012	166.23	166.23	11.2%	12.5%	15.4%
Year ended March 31, 2011	96.48	96.48	6.8%	6.2%	8.1%

Reference:	Equity in net income of affiliated companies
	Year ended March 31, 2012:	¥52 million
	Year ended March 31, 2011:	¥41 million

(2) Consolidated Financial Position

	(Millions of Yen, except percentages and per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio	KONAMI CORPORATION stockholders’ equity per share (yen)
March 31, 2012	328,006	215,720	215,458	65.7%	1,554.31
March 31, 2011	313,891	198,407	193,914	61.8%	1,424.36

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2012	37,915	(7,646)	(13,254)	76,451
Year ended March 31, 2011	26,605	(10,773)	(6,182)	59,541

2. Cash Dividends

Record Date	Cash dividends per share (yen)					Total cash dividends (annual)	Payout ratio (consolidated)	Cash dividend rate for stockholders’ equity (consolidated)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2011	—	16.00	—	16.00	32.00	¥4,314 million	33.2%	2.3%
Year ended March 31, 2012	—	25.00	—	25.00	50.00	¥6,932 million	30.1%	3.4%
Year ending March 31, 2013 -Forecast-	—	25.00	—	25.00	50.00		30.0%

3. Consolidated Earnings Forecast for the Year Ending March 31, 2013

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2013	270,000	41,100	40,100	23,100	166.64
% change from previous year	1.6%	0.4%	0.2%	0.4%

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(3) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Year ended March 31, 2012	143,500,000 shares
	Year ended March 31, 2011	143,500,000 shares

2.	Number of Treasury Stock:
	Year ended March 31, 2012	4,879,848 shares
	Year ended March 31, 2011	7,359,029 shares

3.	Average number of shares outstanding:
	Year ended March 31, 2012	138,433,751 shares
	Year ended March 31, 2011	134,065,450 shares

(Reference) Summary of Non-consolidated Financial Results

1. Results for the Year Ended March 31, 2012

(1) Non-consolidated Results of Operations

	(Millions of Yen, except percentages and per share data)
	Operating revenues	Operating income	Ordinary income	Net income
Year ended March 31, 2012	18,348	13,623	13,869	13,488
% change from previous year	11.7%	13.4%	16.1%	8.6%
Year ended March 31, 2011	16,430	12,011	11,943	12,423
% change from previous year	(14.8)%	(17.8)%	(17.6)%	(11.8)%

	Basic net income per share (yen)	Diluted net income per share (yen)
Year ended March 31, 2012	97.44	—
Year ended March 31, 2011	92.67	—

(2) Non-consolidated Financial Position

	(Millions of Yen, except percentages and per share data)
	Total assets	Total net assets	Equity ratio	Net assets per share
March 31, 2012	220,601	175,870	79.7%	1,268.72
March 31, 2011	190,189	164,269	86.4%	1,206.61

Reference:	Total Stockholders’ equity
	Year ended March 31, 2012:	¥ 175,870 million
	Year ended March 31, 2011:	¥ 164,269 million

Information Regarding the Audit Review Procedures:

This report is outside the scope of the procedures for audit of consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 9, 10 and 11 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on May 10, 2012.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group remains uncertain mainly due to the impact of the Great East Japan Earthquake, the continued strength of the Japanese yen and the European currency crisis, despite signs of a rebound in personal consumption in some quarters.

In the entertainment market, business opportunities in the game industry are increasing in step with growth in social networking services (SNS) as various mobile devices become increasingly popular. Meanwhile, the tourism market related to the gaming market, such as the tourism market in Las Vegas, where a severe business environment has persisted, is expected to bottom out. Major casino operators are still cautious about their investments; however, we intend to continue to closely monitor market trends.

In the health and fitness industry, challenging business conditions persist in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate.

Against this backdrop, in the Digital Entertainment segment of Konami Group, the number of registered users for social games such as DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine continued to grow, contributing to revenue. In video game software, leading titles including the Winning Eleven (known in the U.S. and Europe as Pro Evolution Soccer) series also sold steadily.

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage 5 five-reel mechanical slot machine series continued to be favorable in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we delivered solid performance, with the shipped volume of MAGICAL HALLOWEEN 3 reaching the highest level of any of the Konami Group’s pachinko slot machines and the release of GAMBARE GOEMON 2 and Castlevania III pachinko slot machines, featuring original content, reaching the highest sales level as well.

In our Health & Fitness segment, we developed and introduced new services, in order to meet the diversifying needs of customers, utilizing IT, which is one of Konami Group’s strengths, in our health management, exercise and nutritional guidance services, and we provided upgraded services to our customers whose health consciousness is on the rise.

In terms of the consolidated results for the year ended March 31, 2012, net revenues amounted to ¥265,758 million (a year-on-year increase of 3.0%), operating income was ¥40,950 million (a year-on-year increase of 97.0%), income before income taxes and equity in net income of affiliated companies was ¥40,026 million (a year-on-year increase of 109.8%), and net income attributable to KONAMI CORPORATION was ¥23,012 million (a year-on-year increase of 77.9%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Year ended March 31, 2011	Year ended March 31, 2012	% change
Digital Entertainment	¥133,124	¥140,400	5.5
Gaming & Systems	21,868	25,212	15.3
Pachinko & Pachinko Slot Machines	17,987	18,430	2.5
Health & Fitness	85,911	82,555	(3.9)
Eliminations	(902)	(839)	(7.0)

Consolidated net revenues	¥257,988	¥265,758	3.0

Digital Entertainment

In social games, the cumulative total number of registered users for DRAGON COLLECTION and SENGOKU COLLECTION surpassed 6 million and 3 million, respectively, at the end of March 2012, greatly contributing to revenue. The number of registered users for CROWS X WORST - Saikyou Densetsu -, based on the popular manga series CROWS and WORST, and STARS WARS COLLECTION, based on the Star Wars film series, has enjoyed steady growth since launch. In addition to this, following launches on GREE and Mobage, online distribution of Professional Baseball Dream Nine was also launched on mixi from March 2012, with the number of registered users growing due to promotion on multiple SNS sites.

Further, the social games of the Konami Group, which commenced online distribution within the last two years, have received strong support. At the GREE Platform Award 2011, which recognizes outstanding content, DRAGON COLLECTION was inducted into the Hall of Fame with Special Honors, Professional Baseball Dream Nine was also inducted into the Hall of Fame, and CROWS X WORST - Saikyou Densetsu - and J LEAGUETM Dream Eleven received awards.

In game software, WORLD SOCCER Winning Eleven 2012 (known in the U.S. and Europe as Pro Evolution Soccer 2012), the latest title in the Winning Eleven series, which boasts total cumulative sales that exceed 76 million units, was released, contributing to revenue. Further, baseball titles including the JIKKYOU PAWAFURU PUROYAKYU 2011 series and PROFESSIONAL BASEBALL SPIRITS 2011 performed strongly in conjunction with events linked with the social game Professional Baseball Dream Nine, as a part of the KONAMI Nippon Series 2011, a KONAMI-sponsored event. Additionally, the METAL GEAR SOLID HD EDITION, which consists of HD versions of METAL GEAR SOLID 2 SONS OF LIBERTY and METAL GEAR SOLID 3 SNAKE EATER, and NEW LOVEPLUS, a romance communication game, went on sale.

In amusement arcade video games, STEEL CHRONICLE, a network co-op action-based shooting game, and MAH-JONG FIGHT CLUB ultimate version have generated steady results. This title has adopted the e-AMUSEMENT Participation system in which operators and Konami Group share game-playing revenue. We also launched jubeat copious, a music simulation game, Venus Fountain, a medal game and QUIZ MAGIC ACADEMY Kenja no Tobira adopted the e-AMUSEMENT Participation system were selling steadily.

In card games, the Yu-Gi-Oh! Card Game series performed strongly. We also introduced the new Digital Game Card product series, which combines the fun of trading cards and social games.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2012 in this segment amounted to ¥140,400 million (a year-on-year increase of 5.5%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage 5 and the Advantage Revolution mechanical slot machine series continued to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding in terms of market share. In the Oceania market, sales of the Podium also progressed favorably. Full-scale marketing is also in progress in Europe, Central and South America, Asia and Africa, with the goal of building a distributor network for those markets.

At the Global Gaming Expo, the world’s largest gaming equipment trade show held in October 2011, in Las Vegas, U.S., the Podium video cabinet, which is a popular product in the market, was loaded with the latest content and put on display. We also showcased our extensive product lineup and high-quality content to positive reviews. Our product lineup included KP3, our next-generation platform offering real-time, high-definition software-controlled 3D graphics; Advantage 3, a three-reel mechanical slot machine and successor to Advantage+; Dynamic 5, featuring a double-mechanical reel installed in a slanted video cabinet; and the premium Fortune Chaser model. On display at the Konami Casino Management System corner was the link progressive Lot-A-Bucks. A demonstration was performed to highlight the extensive range of functions that the System has to offer, winning a positive reaction from the audience.

The Konami Group exhibited ever-popular content in extensive operation in North America such as Podium and Advantage 5 at a range of exhibitions around the world in formats suitable for each market, winning many accolades. These exhibitions included the Australasian Gaming Expo (August 2011/Sydney, Australia), the largest gaming equipment trade show in Oceania, and SAGSE Buenos Aires (September 2011/Buenos Aires, Argentina), the largest international gaming trade show in Latin America. Through localization focused on local needs, Konami Group aims to drive sales growth in the Latin American market going forward.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2012 in this segment amounted to ¥25,212 million (a year-on-year increase of 15.3%).

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines segment, we saw a recovery in parts procurement and other aspects of our supply chain had been were impacted by the Great East Japan Earthquake. On the other hand, we found it difficult to procure certain electronic parts due to major flooding in Thailand, although we were able to minimize the impact of such disruptions on production owing to the enhancement of the coordination with suppliers. In this context, we delivered solid performance in terms of net revenue, releasing MAGICAL HALLOWEEN 3, the latest title in the popular series, in September 2011, which recorded the highest ever sales volume for a Konami Group pachinko slot machine, and pachinko slot machines featuring original content, including ONIHAMA GAIDEN HAYATO SHIPPU DEN, GAMBARE GOEMON 2 and Castlevania III.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2012 in this segment amounted to ¥18,430 million (a year-on-year increase of 2.5%).

Health & Fitness

In our fitness clubs business, market conditions remain challenging, but we continue to see growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age.

Against this backdrop, Konami Group opened Konami Sports Club Izumifuchu (Izumi City, Osaka Prefecture) in April 2011. In a community anticipated to become a new social hot spot for the city’s residents, Konami Group offers an extensive activities program addressing the goals and needs of many different age groups. Konami Sports Club Golf Academy opened with a new comprehensive golf instruction program. For children, a variety of activities are being made available, including swimming, gymnastics, golf, junior funk (dance lessons), karate and aikido. Furthermore, in May 2011, Konami Sports Club GRANCISE Osaka (Osaka City, Osaka Prefecture) opened. Benefitting from a prime location directly linked to JR Osaka Station, western Japan’s largest rail terminal, GRANCISE Osaka is fully equipped with a fitness studio, machine training gym, hot springs bath, and physical therapy parlor. GRANCISE Osaka provides a higher grade of premium services so that members can enjoy luxuriant moments in the heart of the bustling city. In this manner, we have worked to upgrade and diversify services that fit the characteristics of each region, and we have developed and introduced new services utilizing IT, which is one of Konami Group’s strengths, in our health management, exercise and nutritional guidance services, while also expanding services geared to customers.

With respect to the management of facilities outsourced to Konami Group, the following new facilities began operations: Yokohama International Swimming Pool (Yokohama City, Kanagawa Prefecture), Kosai City Sports Complex (Kosai City, Shizuoka Prefecture), Itoigawa City Kenko Zukuri Center (Itoigawa City, Niigata Prefecture) and Miyazaki City Ishizaki no Mori Kangei (Whale-come) Kan (Miyazaki City, Miyazaki Prefecture).

In health-related products, we released health drinks such as Collagen Cristal Rich, Biometrics Water AZUMINO, Ryokunou Aojiru Saratto Noushuku and Kenkou Daizu.

Separately, with the reopening in August 2011 of Konami Sports Club Sendai Nagamachi (Sendai City, Miyagi Prefecture), which was the last of the facilities that had remained closed due to the Great East Japan Earthquake, all our directly managed facilities have resumed operations.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2012 in this segment amounted to ¥82,555 million (a year-on-year decrease of 3.9%).

(3) Outlook for the Fiscal Year Ending March 31, 2013

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide and the increased popularity of SNS sites, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against such a backdrop, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

In social games, the total number of registered users for the Konami Group’s social games topped 20 million and is increasing steadily. We are further focusing our managerial resources on the development of content that we believe will become major hits, following in the footsteps of DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine. Looking ahead, we will continue to expand our lineup utilizing previously established production and operational expertise and rich content resources, while continuing to support a wide range of devices and develop towards new overseas platforms, such as the provision of content to Zynga.

In game software, we will focus efforts on continued global development utilizing the production know-how of the Konami Group, while also continuing with production using existing content for AAA titles carefully narrowed down based on selection and focus, and strive towards producing hit titles.

In amusement arcade equipment, Konami Group intends to work to revitalize the amusement arcade industry by providing entertainment that can only be enjoyed at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. Konami Group intends to propose innovative services that will lead the industry. This will include the promotion of the sequential increase of models that are compatible with the e-AMUSEMENT GATE community site services, the PASELI e-money service and e-AMUSEMENT Participation, which are currently in operation, as well as the enhancement and expansion of services.

In card games, we will continue the global development of the Yu-Gi-Oh! Card Game series. Additionally, we plan to sequentially release new product lineups, including in the Digital Game Card series.

Gaming & Systems

In regard to slot machine sales, in video slot machines, we will promote the strengthening of sales together with a product expansion focusing on Podium which has been positively reviewed from the previous fiscal year onwards. Meanwhile, efforts will also be focused on KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. In mechanical slot machines, we will continue to aggressively promote sales of the five-reel mechanical slot machine series, Advantage 5, which has received much acclaim. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales and seeking to improve our sales in the European, Central and South American, Asian and African markets.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. Looking ahead, we intend to actively pursue sales to other markets and make efforts to enhance product strength while developing new product features.

Konami Group intends to further reinforce collaboration among its three bases—the United States, Australia and Japan—and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the value added of existing products. We intend to continue to use Konami Group’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, through the sales activities of KPE-TAKASAGO Sales Co., Ltd., which was established for the purpose of enhancing our sales system, and through the opening of the Ichinomiya Office (Ichinomiya City, Aichi Prefecture), which is planned for the purpose of extending the production system to meet the market demand, we are forming a more robust sales system, and we intend to focus on maximizing sales volume. On the production side, we intend to continue to strive to expand our market share by continuing to provide value added specific to the Konami Group in the future, utilizing expertise cultivated in the Digital Entertainment business.

Health & Fitness

In the Health and Fitness business, we will continue to accurately grasp diversifying customer needs and provide a wide range of health-themed services with the aim of establishing ourselves as a ‘Total Health Partner’ with connections with the entire nation. We intend to promote our health and fitness business by leveraging our strengths in the operation of more than 300 of Japan’s large-scale sports clubs, expanding our products and services and by creating synergy through the enrichment of the programs offered at our facilities, the computerization of health management, the upgrading and expansion of our product lineup and other efforts. Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness of promoting good health, against the backdrop of an aging society and government measures taken against lifestyle diseases.

Further, it is expected that there will be further opportunities for health promotion proposals concerning sports club management and healthcare equipment development and sales spurred on by the promotion of local sport activities in association with the enactment of the Basic Act on Sports. From April 2012, a new service, Active Check, which evaluates an individual’s physical fitness based on ultrasonographic and muscular strength measurement data, providing exercise guidance, was launched. It is the first physical fitness measurement service in the industry to use ultrasonic measurement devices and will be progressively installed in Konami Sports Clubs around the country.

In outsourced facility management, using the know-how and accomplishments in operation and guidance nurtured up to now, we commenced management of the Hyogo Prefectural Gymnasium (Nishinomiya City, Hyogo Prefecture), the Ako Residents’ Gymnasium (Ako City, Hyogo Prefecture), the Soja City Sports Center (Soja City, Okayama Prefecture), the Ukiha City Gymnasium (Ukiha City, Fukuoka Prefecture) and the Nisshin City Sports Center (Nisshin City, Aichi Prefecture). We are making efforts towards the promotion of health of residents in local communities through the operation of public facilities in all regions.

The Konami Group will continue to strive towards facility development that meets the individual needs of local communities and the expansion of products and services that are tailored to each and every customer. Looking ahead, we will respond to changes in the business environment and continue to provide enjoyable, valuable experiences to customers through fitness in a range of situations, whether they be inside or outside facilities.

At the same time, Konami Group will promote power-saving measures in our facilities in an effort to reduce electrical power consumption at each facility, such as through the adjustment of operating hours and changes in the ways that the facilities are operated.

The Konami Group partially began operation of Ichinomiya Office (Ichinomiya City, Aichi Prefecture) in April 2012, acquired for the purpose of extending its production and logistic system in Japan and reduce risk by decentralization of its plant locations. We intend to expand the production system to suit changes in the business environment in the future, and we will strive towards the realization of a timely and stable product supply.

Projected consolidated results for the fiscal year ending March 31, 2013 are as follows: net revenue of ¥270,000 million; operating income of ¥41,100 million; income before income taxes and equity in net income of affiliated companies of ¥40,100 million; and net income attributable to KONAMI CORPORATION of ¥23,100 million.

KONAMI, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the fiscal year. For this reason, projected consolidated results for the half year are not disclosed.

We will to continue to elaborate on the disclosure for the quarterly financial results.

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥328,006 million as of March 31, 2012, increasing by ¥14,115 million compared with March 31, 2011. This increase mainly resulted from increases in cash and cash equivalents and trade notes and accounts receivable.

Total Liabilities:

Total liabilities amounted to ¥112,286 million as of March 31, 2012, decreasing by ¥3,198 million compared with March 31, 2011. This decrease primarily resulted from repayments of short-term borrowings and redemption of bonds and decreases in trade notes and accounts payable.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥215,458 million as of March 31, 2012, increasing by ¥21,544 million compared with March 31, 2011. This mainly resulted from a recognition of its net income and a decrease in treasury stock due to the execution of the share exchange in order to make HUDSON SOFT CO., LTD. a wholly owned subsidiary of the Company.

KONAMI CORPORATION stockholders’ equity ratio was 65.7%, increasing by 3.9% compared with March 31, 2011.

(2) Cash Flows

Cash flow summary for the year ended March 31, 2012:

	Millions of Yen
	Year ended March 31, 2011	Year ended March 31, 2012	Change
Net cash provided by operating activities	¥26,605	¥37,915	¥11,310
Net cash used in investing activities	(10,773)	(7,646)	3,127
Net cash used in financing activities	(6,182)	(13,254)	(7,072)
Effect of exchange rate changes on cash and cash equivalents	(849)	(105)	744
Net increase in cash and cash equivalents	8,801	16,910	8,109

Cash and cash equivalents, end of the year	¥59,541	¥76,451	¥16,910

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the year ended March 31, 2012, amounted to ¥76,451 million, an increase of ¥16,910 million compared to the year ended March 31, 2011, and a year-on-year increase of 28.4%.

Cash flow summary for each activity for the year ended March 31, 2012 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥37,915 million for the year ended March 31, 2012, a year-on-year increase of 42.5%. This primarily resulted from decreases in proceeds from both sales receivables and trade notes and account payable and an increase in the amount of income tax paid, while net income has increased compared to that for the year ended March 31, 2011.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥7,646 million for the year ended March 31, 2012, a year-on-year decrease of 29.0%. This mainly resulted from decreases in capital expenditures for investments and term deposits.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥13,254 million for the year ended March 31, 2012, a year-on-year increase of 114.4%. This primarily resulted from repayments of short-term borrowings and redemption of bonds.

The trends of cash flow index are as follows:

	Year ended March 31, 2011	Year ended March 31, 2012
Equity-assets ratio (%)	61.8	65.7
Equity-assets ratio at fair value (%)	66.8	99.1
Liabilities to cash flow ratio (years)	1.7	1.0
Interest coverage ratio (times)	17.3	26.6

Equity-assets ratio: Total stockholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Liabilities to cash flow ratio: Interest-bearing liabilities / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

2.	Cash flows from operating activities derive from our consolidated cash flow statement.

3.	Interest-bearing debt covers all liabilities with interest in our consolidated balance sheet.

(3) Basic Policy on the Distribution of Profits

Konami Group believes that the provision of dividends and the enhancement of corporate value are important ways to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future possibility in order to continually reinforce KONAMI’s growth potential and competitiveness.

As for term-end dividends for the consolidated year ended March 31, 2012, 25 yen per share dividend was approved at the Board Meeting held on May 10, 2012. As a result, the dividends on an annual basis will be 50 yen per share, including the distributed interim dividend of 25 yen per share.

KONAMI CORPORATION plans to distribute dividends of 50 yen per share for the fiscal year ending March 31, 2013.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Organizational Structure of the Konami Group

The Konami Group is a corporate group engaged in the entertainment and health fitness industries providing customers with “High Quality Life.” The Konami Group is comprised of KONAMI CORPORATION (“the Company”) and its 24 consolidated subsidiaries and one equity-method affiliate.

The summary overview of the Company, the consolidated subsidiaries and the equity-method affiliate and the business segment in which they operate are as follows.

The four business segments shown below are based on the same categorization as described below in “6. Segment Information” under “4. Consolidated Financial Statements”.

Business Segments	Major Companies
Digital Entertainment	Domestic	Konami Digital Entertainment Co., Ltd. (Note 2-2)
Konami Manufacturing & Service, Inc., others

Konami Digital Entertainment, Inc.
	Overseas	Konami Digital Entertainment GmbH
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., others

Gaming & Systems	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., others

Pachinko & Pachinko Slot Machines	Domestic	KPE, Inc. Takasago Electric Industry Co., Ltd., others (Note 2-1)

Health & Fitness		Konami Sports & Life Co., Ltd.
	Domestic	Konami Manufacturing & Service, Inc.
Resort Solution Co., Ltd. (Note 3), others

Notes:

1.	Major companies that have operations in more than one business segment are included in each segment in which they operate.

2.	During the year ended March 31, 2012, primary changes in companies are as follows:

1)	KPE, Inc. and TAKASAGO ELECTRIC INDUSTRY CO., LTD. jointly established KPE-TAKASAGO Sales Co., Ltd. in February 2012.

2)	Konami Digital Entertainment Co., Ltd. merged with HUDSON SOFT CO., LTD. in March, 2012.

3.	Resort Solution Co., Ltd. is an equity-method affiliate.

Business Organization

3. Management Policy

1. Management Policy

We, the Konami Group, are aiming to be a business group that is always highly regarded by all people, by creating and providing them with “Valuable Time”. Furthermore, our basic management policy is to “value shareholders” and to “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen.” We aim for the optimum use of the group’s managerial resources with the following as specific guiding principles for management: to “follow global standards,” “engage in fair competition” and “pursue high profits.”

To “value shareholders,” our basic policy is to emphasize payment of dividends and enhance our corporate value to return profits to our shareholders. It is also our policy to focus the investment of retained earnings after dividends in highly promising fields so that we may increase corporate value and enlarge resources for the payment of dividends in the future.

To “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen,” we focus on maintaining sound relationships with shareholders, investors, customers, business partners, employees and society as a whole, as well as carrying out support activities in a wide range of fields including education, sports and culture. In accordance with such basic policies, Konami Group will continue to seek to deliver dreams and excitement to people around the world by creating and providing “Valuable Time.”

2. Profit Appropriation Policy

Konami Group aims to continually enhance profitability through the improvement of operational efficiency. Emphasis is placed on three managerial indexes: the ratio of operating income to net sales, the ratio of net income to net sales and return on equity.

3. Medium- to Long-term Corporate Strategies and Objectives

Build a powerful organization that can respond to rapid changes in the global economy

Although there were signs of gradual recovery from the ongoing economic slowdown from the previous fiscal year, the global economy remains uncertain. There is also concern of a difficult business climate which persisted in our businesses – Digital Entertainment, Gaming & Systems, Pachinko & Pachinko Slot Machines and Health & Fitness – due to the impact of economic uncertainty. On the other hand, in our business environment, progress has been made in developing a network environment. In the process, users have begun sharing a variety of information, and communities are starting to emerge, each with its distinct tastes.

Konami Group has shifted to a holding company structure so that it may respond appropriately to a rapidly changing market environment and evolve into a flexible and sustainable entity. As such, there is now a clear separation between the management of the Konami Group and the execution of duties for each business segment. In promoting the globalization of each business segment, we shifted to a system in which each Konami Group director is ultimately responsible for a business segment. This is to enable on-target response to the needs of each market as well as promote the agile development of each business. We also intend to promote the competitiveness and the sustainable growth of each group company. We believe that this will allow the Konami Group as a whole to make a leap forward.

Enhance profitability and channel managerial resources to growth areas

In the Digital Entertainment segment, the popularization of games for social networking services (SNS) and the development of a globally connected online environment have led to an increase in users who seek new modes of play that emphasize network connectivity. The needs of such users are expected to become increasingly diverse. With such diversity and globalization sought by users, Konami Group intends to channel appropriate managerial resources in selective and focused manners.

In the Gaming & Systems segment, as for the casino market where Konami Group operates, the legalization of gambling is progressing in various countries and regions around the world, and the number of casinos is increasing each year. Business opportunities are continuously increasing for Konami Group, which manufactures and markets slot machines and offers participation agreements and the Konami Casino Management System that secure stable revenues for Konami Group. We will endeavor to expand our business in the future with strategic alliances with other companies.

In the Pachinko & Pachinko Slot Machines segment, Konami Group will strive to increase its market share by providing products leveraging the Group’s extensive entertainment expertise in step with market developments such as changes in how games are played and user preferences.

In the Health & Fitness segment, against the backdrop of higher health consciousness and increase in those with more leisure time due to the retirement of baby boomers, it is anticipated that health consciousness will become even higher in the future while preferences and lifestyles will diversify. In order to achieve further growth, we will take proactive steps to create value-added Konami Sports Clubs that meet the diversifying consumer needs and offer a new lifestyle.

Konami Group plans to allocate appropriate managerial resources not only to the existing Digital Entertainment, Gaming & Systems, Pachinko & Pachinko Slot Machines and Health & Fitness but also to new business fields where growth is anticipated in the medium- to long-term.

4. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2011		March 31, 2012		March 31, 2012
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥59,541		¥76,451		$930,174
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥275 million and ¥380 million ($4,623 thousand) at March 31, 2011 and March 31, 2012, respectively	28,564		33,647		409,381
Inventories	25,479		22,121		269,145
Deferred income taxes, net	23,239		20,503		249,458
Prepaid expenses and other current assets	12,111		9,243		112,459

Total current assets	148,934	47.4	161,965	49.4	1,970,617
PROPERTY AND EQUIPMENT, net	59,508	19.0	62,251	19.0	757,403
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	140		429		5,220
Investments in affiliates	2,131		2,184		26,573
Identifiable intangible assets	41,565		41,283		502,287
Goodwill	21,880		21,875		266,152
Lease deposits	27,360		26,827		326,402
Deferred income taxes, net	2,934		976		11,875
Other assets	9,439		10,216		124,297

Total investments and other assets	105,449	33.6	103,790	31.6	1,262,806

TOTAL ASSETS	¥313,891	100.0	¥328,006	100.0	$3,990,826

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2011		March 31, 2012		March 31, 2012
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,000		¥2,300		$27,984
Current portion of long-term debt	5,000		5,000		60,835
Current portion of capital lease and financing obligations	1,783		2,458		29,906
Trade notes and accounts payable	19,003		16,290		198,199
Accrued income taxes	6,121		10,449		127,132
Accrued expenses	16,747		19,993		243,254
Deferred revenue	4,804		5,595		68,074
Other current liabilities	5,697		5,805		70,629

Total current liabilities	63,155	20.1	67,890	20.7	826,013
LONG-TERM LIABILITIES:
Long-term debt, less current portion	10,000		5,000		60,835
Capital lease and financing obligations, less current portion	25,516		24,803		301,776
Accrued pension and severance costs	2,932		1,641		19,966
Deferred income taxes, net	5,503		4,024		48,960
Other long-term liabilities	8,378		8,928		108,626

Total long-term liabilities	52,329	16.7	44,396	13.5	540,163

TOTAL LIABILITIES	115,484	36.8	112,286	34.2	1,366,176

COMMITMENTS AND CONTINGENCIES

EQUITY:
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2011 and March 31, 2012	47,399	15.1	47,399	14.4	576,700
Additional paid-in capital	75,490	24.0	74,175	22.6	902,482
Legal reserve	284	0.1	284	0.1	3,455
Retained earnings	90,250	28.8	107,565	32.8	1,308,736
Accumulated other comprehensive income (loss)	(2,547)	(0.8)	(2,719)	(0.8)	(33,082)
Treasury stock, at cost- 7,359,029 shares and 4,879,848 shares at March 31, 2011 and March 31, 2012, respectively	(16,962)	(5.4)	(11,246)	(3.4)	(136,829)

Total KONAMI CORPORATION stockholders’ equity	193,914	61.8	215,458	65.7	2,621,462

Noncontrolling interest	4,493	1.4	262	0.1	3,188

TOTAL EQUITY	198,407	63.2	215,720	65.8	2,624,650

TOTAL LIABILITIES AND EQUITY	¥313,891	100.0	¥328,006	100.0	$3,990,826

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31, 2011		Year ended March 31, 2012		Year ended March 31, 2012
		%		%
NET REVENUES:
Product sales revenue	¥156,867		¥140,159		$1,705,305
Service and other revenue	101,121		125,599		1,528,154

Total net revenues	257,988	100.0	265,758	100.0	3,233,459

COSTS AND EXPENSES:
Costs of products sold	102,741		89,924		1,094,099
Costs of services rendered and others	86,291		84,491		1,027,996
Selling, general and administrative	46,253		50,051		608,967
Earthquake and related impairment charges	4,455		342		4,161
Gain on bargain purchase	(2,543)		—		—

Total costs and expenses	237,197	91.9	224,808	84.6	2,735,223

Operating income	20,791	8.1	40,950	15.4	498,236

OTHER INCOME (EXPENSES):
Interest income	268		215		2,616
Interest expense	(1,541)		(1,427)		(17,362)
Foreign currency exchange gain (loss), net	(342)		331		4,027
Other, net	(94)		(43)		(523)

Other income (expenses), net	(1,709)	(0.7)	(924)	(0.3)	(11,242)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	19,082	7.4	40,026	15.1	486,994
INCOME TAXES	6,401	2.5	16,941	6.4	206,120
EQUITY IN NET INCOME OF AFFILIATED COMPANIES, net	41	0.0	52	0.0	632

NET INCOME	12,722	4.9	23,137	8.7	281,506
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(212)	(0.1)	125	0.0	1,521

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥12,934	5.0	¥23,012	8.7	$279,985

PER SHARE DATA:	Yen				U.S. Dollar
	Year ended March 31, 2011		Year ended March 31, 2012		Year ended March 31, 2012
Basic net income attributable to KONAMI CORPORATION per share	¥96.48		¥166.23		$2.02
Diluted net income attributable to KONAMI CORPORATION per share	96.48		166.23		2.02

Weighted-average common share outstanding	134,065,450		138,433,751
Diluted weighted-average common shares outstanding	134,065,450		138,433,751

3. Consolidated Statements of Stockholders’ Equity (Unaudited)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2010	¥47,399	¥77,089	¥284	¥83,055	¥(175)	¥(23,187)	¥184,465	¥4,766	¥189,231

Cash dividends attributable to KONAMI CORPORATION				(5,739)			(5,739)		(5,739)
Cash dividends attributable to noncontrolling interest								(54)	(54)
Purchase of treasury stock						(101)	(101)		(101)
Reissuance of treasury stock		(1,599)				6,326	4,727		4,727
Comprehensive income
Net income				12,934			12,934	(212)	12,722
Foreign currency translation adjustments					(2,140)		(2,140)	(13)	(2,153)
Net unrealized losses on available-for-sale securities					(55)		(55)		(55)
Pension liability adjustment					(177)		(177)	6	(171)

Total comprehensive income for the year							10,562	(219)	10,343

Balance at March 31, 2011	¥47,399	¥75,490	¥284	¥90,250	¥(2,547)	¥(16,962)	¥193,914	¥4,493	¥198,407

Cash dividends attributable to KONAMI CORPORATION				(5,697)			(5,697)		(5,697)
Purchase of treasury stock						(29)	(29)		(29)
Reissuance of treasury stock		(0)				5,745	5,745		5,745
Equity transaction with noncontrolling interests and others		(1,315)					(1,315)	(4,356)	(5,671)
Comprehensive income
Net income				23,012			23,012	125	23,137
Foreign currency translation adjustments					(455)		(455)		(455)
Net unrealized losses on available-for-sale securities					(0)		(0)		(0)
Pension liability adjustment					283		283		283

Total comprehensive income for the year							22,840	125	22,965

Balance at March 31, 2012	¥47,399	¥74,175	¥284	¥107,565	¥(2,719)	¥(11,246)	¥215,458	¥262	¥215,720

	Thousands of U.S. Dollars
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2011	$576,700	$918,481	$3,455	$1,098,064	$(30,989)	$(206,373)	$2,359,338	$54,666	$2,414,004

Cash dividends attributable to KONAMI CORPORATION				(69,313)			(69,313)		(69,313)
Purchase of treasury stock						(353)	(353)		(353)
Reissuance of treasury stock		(0)				69,897	69,897		69,897
Equity transaction with noncontrolling interests and others		(15,999)					(15,999)	(52,999)	(68,998)
Comprehensive income
Net income				279,985			279,985	1,521	281,506
Foreign currency translation adjustments					(5,535)		(5,535)		(5,535)
Net unrealized losses on available-for-sale securities					(3)		(3)		(3)
Pension liability adjustment					3,445		3,445		3,445

Total comprehensive income for the year							277,892	1,521	279,413

Balance at March 31, 2012	$576,700	$902,482	$3,455	$1,308,736	$(33,082)	$(136,829)	$2,621,462	$3,188	$2,624,650

4. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2011	Year ended March 31, 2012	Year ended March 31, 2012
Cash flows from operating activities:
Net income	¥12,722	¥23,137	$281,506
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	12,388	9,798	119,212
Provision for doubtful receivables	(192)	44	535
Earthquake and related impairment charges	4,455	—	—
Gain on bargain purchase	(2,543)	—	—
Gain or loss on sale or disposal of property and equipment, net	271	311	3,784
Equity in net loss (income) of affiliated companies	(41)	(52)	(633)
Deferred income taxes	(918)	2,824	34,360
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	2,385	(5,406)	(65,774)
Decrease (increase) in inventories	(2,632)	2,201	26,779
Decrease (increase) in other receivables	20	152	1,849
Decrease (increase) in prepaid expenses	101	790	9,612
Increase (decrease) in trade notes and accounts payable	2,357	(2,458)	(29,906)
Increase (decrease) in accrued income taxes, net of tax refunds	576	4,396	53,486
Increase (decrease) in accrued expenses	(425)	1,947	23,689
Increase (decrease) in deferred revenue	(1,157)	830	10,099
Increase (decrease) in advance received	(185)	(256)	(3,115)
Increase (decrease) in deposits	(117)	92	1,119
Other, net	(460)	(435)	(5,293)

Net cash provided by operating activities	26,605	37,915	461,309

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2011	Year ended March 31, 2012	Year ended March 31, 2012
Cash flows from investing activities:
Capital expenditures	(10,554)	(9,260)	(112,666)
Proceeds from sales of property and equipment	8	11	134
Acquisition of new subsidiaries	679	—	—
Decrease (increase) in lease deposits, net	497	466	5,670
Decrease (increase) in term deposits, net	(1,412)	1,412	17,180
Other, net	9	(275)	(3,346)

Net cash used in investing activities	(10,773)	(7,646)	(93,028)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	680	(1,700)	(20,684)
Repayments of long-term debt	(278)	—	—
Redemption of bonds	—	(5,000)	(60,834)
Principal payments under capital lease and financing obligations	(2,678)	(2,385)	(29,018)
Dividends paid	(5,785)	(5,689)	(69,217)
Purchases of treasury stock by parent company	(101)	(29)	(353)
Proceeds from sale-leaseback transaction	1,975	1,547	18,822
Other, net	5	2	24

Net cash used in financing activities	(6,182)	(13,254)	(161,260)
Effect of exchange rate changes on cash and cash equivalents	(849)	(105)	(1,278)

Net increase in cash and cash equivalents	8,801	16,910	205,743

Cash and cash equivalents, beginning of the period	50,740	59,541	724,431

Cash and cash equivalents, end of the period	¥59,541	¥76,451	$930,174

5. Going concern assumption:

None

6. Segment Information (Unaudited)

(1) Segment information

Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,474	¥21,868	¥17,985	¥85,661	—	¥257,988
Intersegment	650	—	2	250	¥(902)	—

Total	133,124	21,868	17,987	85,911	(902)	257,988
Operating expenses	116,099	15,420	11,788	88,456	5,434	237,197

Operating income (loss)	¥17,025	¥6,448	¥6,199	¥(2,545)	¥(6,336)	¥20,791

Year ended March 31, 2012	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥139,710	¥25,212	¥18,407	¥82,429	—	¥265,758
Intersegment	690	—	23	126	¥(839)	—

Total	140,400	25,212	18,430	82,555	(839)	265,758
Operating expenses	107,379	18,556	14,251	79,726	4,896	224,808

Operating income (loss)	¥33,021	¥6,656	¥4,179	¥2,829	¥(5,735)	¥40,950

Year ended March 31, 2012	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,699,841	$306,753	$223,957	$1,002,908	—	$3,233,459
Intersegment	8,395	—	280	1,533	$(10,208)	—

Total	1,708,236	306,753	224,237	1,004,441	(10,208)	3,233,459
Operating expenses	1,306,472	225,770	173,391	970,021	59,569	2,735,223

Operating income (loss)	$401,764	$80,983	$50,846	$34,420	$(69,777)	$498,236

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including Social games, Online games, Computer & Video Games, Amusement and Card Games.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intersegment	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	201,244	32,144	18,670	6,687	258,745	(21,548)	237,197

Operating income (loss)	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Year ended March 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥208,641	¥35,955	¥14,561	¥6,601	¥265,758	—	¥265,758
Intersegment	12,557	3,706	512	234	17,009	¥(17,009)	—

Total	221,198	39,661	15,073	6,835	282,767	(17,009)	265,758
Operating expenses	189,256	32,277	14,149	6,234	241,916	(17,108)	224,808

Operating income (loss)	¥31,942	¥7,384	¥924	¥601	¥40,851	¥99	¥40,950

Year ended March 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$2,538,520	$437,462	$177,163	$80,314	$3,233,459	—	$3,233,459
Intersegment	152,780	45,091	6,229	2,847	206,947	$(206,947)	—

Total	2,691,300	482,553	183,392	83,161	3,440,406	(206,947)	3,233,459
Operating expenses	2,302,664	392,712	172,150	75,849	2,943,375	(208,152)	2,735,223

Operating income (loss)	$388,636	$89,841	$11,242	$7,312	$497,031	$1,205	$498,236

For the purpose of presenting its operations in geographic areas above, KONAMI CORPORATION and its subsidiaries attributes revenues from external customers to individual countries in each area based on where we sold products or rendered services, and attributes assets based on where assets are located.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

-	Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2012.

- Subsequent Events

For the Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011):

In accordance with a share exchange agreement between the Company and HUDSON SOFT CO., LTD. (“HUDSON”), a consolidated subsidiary of the Company, pursuant to the resolution of the Company’s board of directors’ meeting held on January 20, 2011, the Company executed a share exchange agreement on April 1, 2011 and made HUDSON a wholly owned subsidiary of the Company. Under the terms of the agreement, 0.188 shares of the Company’s common stock were exchanged for each common share of HUDSON. The Company used approximately 2,491 million shares of its treasury stock for the allocation of shares for HUDSON’s shareholders.

For the Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012):

None